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[AUTOMOBILE PROTECTION CORPORATION LETTERHEAD]                    EXHIBIT (a)(4)

                                                                   June 16, 1999

Dear Shareholder:

     I am pleased to report that on June 10, 1999, your Company entered into an agreement and plan of merger (the "Merger Agreement") with Ford Motor Company and its wholly-owned subsidiary, AMI Acquisition Company ("Offeror"), pursuant to which Offeror has agreed to acquire the Company.

     In accordance with the Merger Agreement, Offeror has today commenced a tender offer (the "Offer") to purchase all outstanding shares of the Common Stock of the Company for $13.00 cash per share. If the Offer is successfully completed, Offeror will, by means of a merger of Offeror into the Company (the "Merger"), acquire for the same cash price all shares of Common Stock held by shareholders who do not tender their shares in the Offer and do not exercise their right to dissent from the Merger under Georgia law. The Offer is conditioned on at least a majority of the outstanding shares of Common Stock being validly tendered, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and certain other conditions.

     The Board of Directors of the Company has approved, by unanimous vote of the directors, the Offer, the Merger and the Merger Agreement, and has determined that the Offer and the Merger are fair to and in the best interests of the Company and its shareholders. The Board recommends that all shareholders accept the Offer and tender their shares pursuant thereto.

     Enclosed for your consideration are copies of Offeror's tender offer materials and the Company's Schedule 14D-9, all of which are being filed today with the Securities and Exchange Commission. These documents, which include a fairness opinion from the Company's financial adviser, should be read carefully. In particular, I call your attention to Item 4 of the Schedule 14D-9, which describes the reasons for the Board's recommendation.

                                          Sincerely,
                                          /s/ LARRY I. DORFMAN
                                          Larry I. Dorfman
                                          President and Chief Executive Officer